SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                 Amendment No. 2
                                       To
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                   BRUNNER COMPANIES INCOME PROPERTIES L.P. I

                            (Name of Subject Company)

      MP FALCON FUND, LLC; MP VALUE FUND 6, LLC; PREVIOUSLY OWNED MORTGAGE
             PARTNERSHIP INCOME FUND, L.P.; ACCELERATED HIGH YIELD
                   INSTITUTIONAL INVESTORS, LTD.; and MORAGA
                                   FUND 1, LLC
                                    (Bidders)

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                               Copy to:
Glen Fuller                                    Paul J. Derenthal, Esq
MacKenzie Patterson, Inc.                      Derenthal & Dannhauser
1640 School Street                             One Post Street, Suite 575
Moraga, California  94556                      San Francisco, California  94104
(925) 631-9100                                 (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:    $55.20
         Form or Registration Number: Schedule TO-T
         Filing Party: Above Bidders
         Date Filed: March 1, 2000

[ ]      Check  the  box  if  the  filing   relates   solely  to  preliminary
         communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

         This final amendment to Tender Offer Statement on Schedule TO relates to the offer by MP FALCON FUND, LLC; MP VALUE FUND 6, LLC; PREVIOUSLY OWNED MORTGAGE PARTNERSHIP INCOME FUND, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; and MORAGA FUND 1, LLC (collectively the "Purchasers") to purchase up to 220,800 Class A Units of limited partnership interest (the
"Units") of BRUNNER COMPANIES INCOME PROPERTIES L.P.I , a Delaware limited partnership (the "Issuer"), the subject company. The Offer terminated on March 31, 2000. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 166,773 Units. Upon such acquisition, the Purchasers held an aggregate of approximately 194,323 Units, or approximately 35.2% of the total outstanding Units.













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


                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 10, 2000




MP FALCON FUND, LLC
By MacKenzie Patterson, Inc., Manager

         By:      /s/ C.E. PATTERSON
                  ------------------
                  C.E. Patterson, President

MP VALUE FUND 6, LLC
By MacKenzie Patterson, Inc., Manager

         By:      /s/ C.E. PATTERSON
                  ------------------
                  C.E. Patterson, President

MORAGA FUND 1, LLC

By Moraga Partners, Inc., Manager

         By:      /s/ C.E. PATTERSON
                  ------------------
                  C.E. Patterson, President

PREVIOUSLY OWNED MORTGAGE PARTNERSHIP INCOME FUND, L.P.
By MacKenzie Patterson, Inc., General Partner

         By:      /s/ C.E. PATTERSON
                  ------------------
                  C.E. Patterson, President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ C.E. PATTERSON
                  ------------------
                  C.E. Patterson, President





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